Exhibit 11

                           GENERAL MILLS, INC.
                    COMPUTATION OF EARNINGS PER SHARE
                  (In Millions, Except per Share Data)

                                                  Twenty-Six Weeks Ended
                                                November 26,  November 27,
                                                    1995         1994

Net Earnings                                        $282.6      $300.0



Computation of Shares:

 Weighted average number of shares outstanding,
  excluding shares held in treasury (a)              158.6       157.9

 Net shares resulting from the assumed exercise of
  certain stock options (b)                            3.0*        1.9*

 Shares potentially issuable under compensation plans    -*         .1*

 Total common shares and common share equivalents    161.6       159.9

Earnings per Share                                   $1.78       $1.90

Notes to Exhibit 11:

(a)Computed as the weighted average of net shares outstanding on stock-exchange trading days.

(b)Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.

 * Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding of 158.6 million and 157.9 million for the first six months of fiscal 1996 and 1995, respectively.